UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

BECKMAN COULTER, INC.

(Name of Subject Company)

BECKMAN COULTER, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

075811109

(CUSIP Number of Class of Securities)

Arnold A. Pinkston

Senior Vice President, General Counsel and Secretary

Beckman Coulter, Inc.

250 S. Kraemer Blvd.

Brea, CA 92821

(714) 993-5321

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Paul D. Tosetti Latham & Watkins LLP 355 South Grand Avenue Los Angeles, California 90071 (213) 485-1234	Cary K. Hyden Michael A. Treska Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 (714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Beckman Coulter, Inc. (“Beckman Coulter” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on February 15, 2011 and amended on February 18, 2011 and March 2, 2011 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Djanet Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Danaher Corporation, a Delaware corporation (“Danaher”), to purchase all of the outstanding common stock, par value $0.10 per share, of Beckman Coulter (the “Shares”), at a price of $83.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated February 15, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Danaher and Purchaser with the SEC on February 15, 2011. The Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting the table and related footnotes on pages 26 and 27 in their entirety and replacing them with the following:

A summary of the material projected financial information that was included in the Financial Forecasts is set forth below. All amounts are expressed in millions of dollars except for earnings per share (totals may not add due to rounding).

	Millions of Dollars (except per share data)
	2010(1)	2011E	2012E	2013E	2014E	2015E
Revenue, net	$3663	$3916	$4213	$4547	$4919	$5325
Adjusted net earnings(2)	$276	$286	$321	$357	$411	$464
Adjusted earnings per diluted share(2)	$3.90	$4.00	$4.49	$4.96	$5.64	$6.31
Adjusted income from operations(2)	$459	$487	$525	$574	$633	$700
Adjusted depreciation and amortization(2)	$(344)	$(336)	$(337)	$(344)	$(354)	$(368)

Adjusted EBITDA(2)(3)	$806	$823	$862	$918	$987	$1067

Increase in net working capital	$(35)	$(35)	$(47)	$(58)	$(66)	$(82)
Capital expenditures	$(316)	$(290)	$(305)	$(321)	$(340)	$(359)

(1)	Unaudited as of, and based on financial information available to Beckman Coulter only as of, the date the information included in the Financial Forecasts was prepared.
(2)	Reconciliations of these non-GAAP financial measures to the GAAP basis financial measures most directly comparable are provided below.
(3)	“Adjusted EBITDA” is defined by Beckman Coulter as adjusted net earnings before interest, taxes and depreciation and amortization. Adjusted EBITDA as defined by Beckman Coulter may differ from non-GAAP measures used by other companies.

“GAAP” refers to generally accepted accounting principles in the United States. The information set forth in the table, including adjusted net earnings, adjusted earnings per diluted share, adjusted income from operations, adjusted depreciation and amortization, and adjusted EBITDA, are “non-GAAP financial measures” as defined in Rule 101(a)(1) of Regulation G (the “Non-GAAP Financial Measures”). These Non-GAAP Financial Measures are not calculated in accordance with, or a substitute for financial measures calculated in accordance with, GAAP and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in Non-GAAP Financial Measures, in that they exclude a variety of charges and credits that are required to be included in a GAAP presentation. Accordingly, these Non-GAAP Financial Measures should be considered together with, and not as an alternative to, GAAP basis financial measures.

Set forth below are reconciliations of Adjusted Net Earnings, Adjusted Earnings Per Diluted Share, Adjusted Income from Operations, Adjusted Depreciation and Amortization and Adjusted EBITDA to the most comparable GAAP financial measures based on unaudited financial information available to, or projected by, Beckman Coulter only as of the date the information included in the Financial Forecasts was prepared (totals may not add due to rounding):

	Millions of Dollars
	2010	2011E	2012E	2013E	2014E	2015E
GAAP net earnings	$231	$272	$307	$343	$397	$450
Reconciling items:
Restructuring and acquisition related costs	31	—	—	—	—	—
Olympus intangible asset amortization	22	22	22	22	22	22
Fair market value inventory adjustment	6	—	—	—	—	—
Litigation accrual	(4)	—	—	—	—	—
Unusual stock compensation expense for liability plans	4	—	—	—	—	—
Adjustment for income taxes	(22)	(8)	(8)	(8)	(8)	(8)
Medicare drug subsidy deferred tax asset write-off due to change in law	8	—	—	—	—	—

Adjusted net earnings	$276	$286	$321	$357	$411	$464

	2010	2011E	2012E	2013E	2014E	2015E
GAAP earnings per diluted share	$3.25	$3.80	$4.29	$4.76	$5.44	$6.11
Reconciling items:
Restructuring and acquisition related costs	0.45	—	—	—	—	—
Olympus intangible asset amortization	0.31	0.31	0.31	0.31	0.31	0.31
Fair market value inventory adjustment	0.08	—	—	—	—	—
Litigation accrual	(0.05)	—	—	—	—	—
Unusual stock compensation expense for liability plans	0.05	—	—	—	—	—
Adjustment for income taxes	(0.31)	(0.11)	(0.11)	(0.11)	(0.11)	(0.11)
Medicare drug subsidy deferred tax asset write-off due to change in law	0.12	—	—	—	—	—

Adjusted earnings per diluted share	$3.90	$4.00	$4.49	$4.96	$5.64	$6.31

	Millions of Dollars
	2010	2011E	2012E	2013E	2014E	2015E
GAAP income from operations	$400	$465	$503	$552	$611	$678
Reconciling items:
Restructuring and acquisition related costs	31	—	—	—	—	—
Olympus intangible asset amortization	22	22	22	22	22	22
Fair market value inventory adjustment	6	—	—	—	—	—
Litigation accrual	(4)	—	—	—	—	—
Unusual stock compensation expense for liability plans	4	—	—	—	—	—

Adjusted income from operations	$459	$487	$525	$574	$633	$700

	Millions of Dollars
	2010	2011E	2012E	2013E	2014E	2015E
GAAP depreciation and amortization	$366	$358	$359	$366	$376	$390
Reconciling items:
Olympus intangible asset amortization	(22)	(22)	(22)	(22)	(22)	(22)

Adjusted depreciation and amortization	$344	$336	$337	$344	$354	$368

	Millions of Dollars
	2010	2011E	2012E	2013E	2014E	2015E
GAAP net earnings	$231	$272	$307	$343	$397	$450
Income taxes	78	95	111	125	149	173
Interest expense, net	94	98	85	84	65	54
Depreciation and amortization	366	358	359	366	376	390

EBITDA	769	823	862	918	987	1067
Reconciling items:
Restructuring and acquisition related costs	31	—	—	—	—	—
Fair market value inventory adjustment	6	—	—	—	—	—
Litigation accrual	(4)	—	—	—	—	—
Unusual stock compensation expense for liability plans	4	—	—	—	—	—

Adjusted EBITDA	$806	$823	$862	$918	$987	$1067

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BECKMAN COULTER, INC.

By:	/s/ Arnold A. Pinkston
Name:	Arnold A. Pinkston
Title:	Senior Vice President, General Counsel and Secretary

Dated: March 8, 2011